6/21/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC CENTURA SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7852 Arboretum Drive, 2nd Floor

(No. and Street)

Charlotte	North Carolina	28270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherri Lowrie (704)686-1454

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

150 Fayetteville Street Mall	Raleigh	North Carolina	27601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph G. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBC Centura Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CFO

Title

Notary Public

Sherri Lowrie Commission Expires 5/25/2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(An indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)
Balance Sheet
December 31, 2003

Assets	
Cash and cash equivalents	$ 8,675,226
Investment securities	
available for sale, at fair value (amortized cost of $81,300)	59,535
Receivable from clearing broker, net	818
Prepaid bonus	172,524
Prepaid pension	147,820
Premises and equipment at cost, less	
accumulated depreciation of $697,436	122,168
Other assets	404,578
Total assets	$ 9,582,669
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable and other accrued liabilities	137,384
Total liabilities	137,384
Commitments and contingencies (Note 8)	
Shareholder's equity:	
Common stock (no par value; 100 shares authorized,	
issued and outstanding) and additional paid-in capital	1,266,363
Accumulated other comprehensive income,	
net of deferred income taxes of $8,596	(13,169)
Retained earnings	8,192,091
Total shareholder's equity	9,445,285
Total liabilities and shareholder's equity	$ 9,582,669

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

RBC Centura Securities, Inc. (the "Company") is a wholly-owned subsidiary of RBC Centura Bank (the "Parent") which is a wholly-owned subsidiary of RBC Centura Banks, Inc. ("RBC Centura"). RBC Centura is a wholly-owned subsidiary of Royal Bank of Canada ("Royal Bank"). The Company is incorporated in the state of North Carolina, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company primarily acts as an introducing investment broker-dealer offering a wide range of investment products to retail customers. The Company executes all of its customers' transactions through a clearing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Investments are carried at the acquisition price, which approximate fair value. Cash and cash equivalents include cash that is held in a non-interest bearing demand deposit account of the Parent as well as investments in money market mutual funds sponsored and advised by a third party.

Investment Securities Available for Sale

Investment securities classified as "available for sale" are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity as an item of other comprehensive income. The amortized cost and fair value of available for sale securities were $81,300 and $59,535 respectively at December 31, 2003. Unrealized losses on available for sale securities was $13,169, net of deferred taxes of $8,596 at December 31, 2003.

Prepaid Bonus

The Company established an incentive program during 2001 to retain key brokers. These individuals received a bonus payout during 2001 contingent upon three years of continuing employment with the Company. Individuals leaving the Company before the three year period elapses are required to repay the bonus pro-rata according to the portion of the term completed. Compensation expense recorded during 2003 for this plan was $12,261.

Premises and Equipment

Premises and equipment consist of furniture, fixtures and equipment and are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives which generally range from five to fifteen years.

Securities Transactions and Commission and Fee Revenue

Customer securities transactions and the related commission and fee revenues and clearing expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis. Revenues and expenses for customer securities transactions are recorded gross in the statement of income.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two componets of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carryforwards and tax credits will be realized.

The Company's operating results are included in the consolidated federal income tax return of RBC Centura. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and RBC Centura. State income taxes are computed on a separate company basis.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The new standard is effective for fiscal years beginning after June 15, 2002 and earlier application is encouraged. Management adopted this standard on January 1, 2003 with no associated material impact.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees," ("FIN 45") was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. The recognition requirements of FIN 45 were effective beginning January 1, 2003. The initial adoption of FIN 45 did not materially affect the Company and management does not anticipate that the recognition requirements of FIN 45 will have a material impact on its financial condition or results of operations. Additional disclosures for FIN 45 are primarily located in Note 4.

On January 17, 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin 51 - Consolidated Financial Statements to those entities (defined as "Variable Interest Entities" or "VIEs") in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIE. On December 24, 2003, FASB published a revision to Interpretation 46 ("FIN 46R") to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of this revised Interpretation. Otherwise, application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for VIEs created prior to February 1, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity in its financial statements. It requires companies to classify financial instruments that are within the scope of the standard as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This Statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

3. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and RBC Centura. These transactions arise in the normal course of business and are summarized below. In addition, certain employees of the Company participate in employee benefit plans of RBC Centura as discussed in Note 6.

Cash and Cash Equivalents

At December 31, 2003, the Company had approximately $116,000 of cash held in a non-interest bearing demand deposit account at the Parent.

RBC Centura Services

RBC Centura provides certain management and other services to the Company. In addition, certain operating costs are paid by RBC Centura and billed to the Company. Total charges for these services are included in the accompanying statement of income in the form of a management fee. The management fee paid by the Company to RBC Centura was $113,000 during 2003.

4. Receivable from Clearing Broker

Receivable from clearing broker represents amounts due for commissions and fees earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a U.S. broker-dealer whereby the broker acts as the Company's U.S. clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers (secured by the customer's securities), clears transactions and acts as a custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations. The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to this right. During 2003, payments made to the clearing broker related to this right were de minimis.

To mitigate credit risk, the Company has developed credit monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Company has indemnified the clearing broker against certain losses, including margin losses, the clearing broker may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing broker related to the Company's customers were $344,333 at December 31, 2003. As the clearing broker's right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to this right. During 2003, payments made to the clearing broker related to this right were de minimis.

5. **Income Taxes**

The components of income tax expense are as follows:

Current:		
Federal	$	153,700
State		32,500
		186,200
Deferred:		
Federal		(11,600)
State		(2,500)
		(14,100)
	$	172,100

The income tax expense differs from the amount computed by applying the federal income tax rate of 35% to income before income taxes as follows:

	Amount	Percent
Expected income tax expense at federal rate	$ 152,400	35.00 %
Change in income taxes resulting from:		
Nondeductible expenses	200	0.05
State income taxes, net of federal income tax effects	19,500	4.48
	$ 172,100	39.53 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities), which are included in other assets on the balance sheet are as follows:

Deferred tax assets:		
Other	$	6,800
Total gross deferred tax assets		6,800
Deferred tax liabilities:		
Pension	$	58,800
Deferred compensation		2,100
Depreciation		10,300
Other		300
Total gross deferred tax liabilities		71,500
Net deferred tax liability	$	(64,700)

Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur. There was no valuation allowance as of December 31, 2003.

6. Employee Benefit Plans

RBC Centura sponsored a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. The Pension Plan was amended to cease benefit accruals effective April 30, 2001 for all participants except those who satisfy certain "grandfather"rules. As of April 30, 2001, no additional employees were to become eligible to participate in the Pension Plan. As a result of the acquisition of RBC Centura by Royal Bank, the Pension Plan was merged into the corresponding frozen pension plan of Royal Bank on December 31, 2001. Costs associated with the merged plan are allocated to the Company as if the plan continued to operate on a stand-alone basis. The Company recognized pension expense of $40,944 during 2003.

RBC Centura also sponsors a defined contribution plan (the "401(k) Plan"), covering substantially all full-time employees, including the employees of the Company. The 401(k) Plan permits eligible employees to make contributions, with the Company matching 100 percent of contributions up to 6 percent of the employee's eligible compensation. The 401(k) Plan is available for full-time employees after completion of six months consecutive service or for part-time employees after completion of 1,000 hours of service during a consecutive 12-month period. RBC Centura allocated $41,841 in expense to the Company as its matching contribution to the plan for 2003.

RBC Centura (through its parent Royal Bank) offers a performance deferred share plan to certain key employees. The performance deferred share award is made up of 50% regular shares and 50% performance shares all of which vest at the end of three years. At the time the shares vest, the performance shares can be increased or decreased by 50% depending on Royal Bank's total shareholder return compared to 15 North American financial institutions. The Company paid out

$63,668 in grants and recognized long term incentive expense of $23,082 for this plan during 2003.

In addition to providing benefits, RBC Centura provides health care and life insurance benefits for active and retired employees. Substantially all of RBC Centura's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under RBC Centura's current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 15 covered employees, including participating part-time employees, at December 31, 2003. RBC Centura allocated $70,853 in health care and life insurance expense to the Company for the year ended December 31, 2003.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk and are short-term in nature.

8. Commitments and Contingencies

As discussed more fully in Note 4, the Company's clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the Company's customers held by the clearing broker.

Various legal proceedings against the Company have arisen from time to time in the normal course of business. The Company believes liabilities arising from these proceedings, if any, will have no material adverse effect on the financial position or results of operations of the Company.

9. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2003, the Company had net capital of $8,417,254 which was $8,167,254 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Deloitte.

Deloitte & Touche LLP
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Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

February 20, 2004

RBC Centura Securities, Inc.
7852 Arboretum Drive, 2nd Floor
Charlotte, North Carolina 28270

In planning and performing our audit of the financial statements of RBC Centura Securities, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP